# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jersey Mike's Subs Inc., CIK 0002127043
CUSIP: 47668J102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 Commvault Way, S300, Tinton Falls, New Jersey (NJ), 07724
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001362558

## Reporting persons
- Abu Dhabi Investment Authority: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 35,732,138; sole dispositive power 0; shared dispositive power 35,732,138; aggregate amount beneficially owned 35,732,138 (15.3% of the class)
  Comment: (1) The percent calculation is based on 233,405,414 shares of Class
  A Common Stock outstanding as of September 4, 2026, as disclosed in Jersey Mike's Subs Inc.'s Quarterly
  Report on Form 10-Q for the quarterly period ended June 28, 2026, filed with the U.S. Securities and Exchange
  Commission (the "SEC") on September 9, 2026 (the "Form 10-Q").
- Platinum International Investment Holding RSC Limited: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 35,732,138; sole dispositive power 0; shared dispositive power 35,732,138; aggregate amount beneficially owned 35,732,138 (15.3% of the class)
  Comment: (1) The percent calculation is based on 233,405,414 shares of Class
  A Common Stock outstanding as of September 4, 2026, as disclosed in Jersey Mike's Subs Inc.'s Form 10-Q.
- Platinum Falcon B 2018 RSC Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 35,732,138; sole dispositive power 0; shared dispositive power 35,732,138; aggregate amount beneficially owned 35,732,138 (15.3% of the class)
  Comment: (1) Platinum Falcon B 2018 RSC Limited ("Platinum Falcon") may be deemed to share the power to dispose of 35,732,138 shares of Class A Common Stock held directly by Boardwalk II Aggregator L.P. Platinum International Investment Holdings RSC Limited ("Platinum Holdings") is the sole owner of Platinum Falcon, and Abu Dhabi Investment Authority ("ADIA") is the sole owner of Platinum Holdings. Pursuant to the rules and regulations of the Securities and Exchange Commission, Platinum Holdings and ADIA may also be deemed to beneficially own the shares of Class A Common Stock reported herein.
  
  (2) The percent calculation is based on 233,405,414 shares of Class A Common Stock outstanding as of September 4, 2026, as disclosed in Jersey Mike's Subs Inc.'s Form 10-Q.

## Item 1. Issuer
Name of issuer: Jersey Mike's Subs Inc.
Address of issuer's principal executive offices: 1 Commvault Way, S300, Tinton Falls, NJ 07724

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following:

1. Abu Dhabi Investment Authority

2. Platinum International Investment Holding RSC Limited

3. Platinum Falcon B 2018 RSC Limited
Address of principal business office or, if none, residence:
1. 211 Corniche Street
P.O. Box 3600
Abu Dhabi, United Arab Emirates

2. Level 26, Al Khatem Tower
Abu Dhabi Global Market Square
Al Maryah Island, Abu Dhabi
United Arab Emirates

3. Level 26, Al Khatem Tower
Abu Dhabi Global Market Square
Al Maryah Island, Abu Dhabi
United Arab Emirates
Citizenship:
1. Abu Dhabi Investment Authority (ADIA) is a public institution established by the Government of the Emirate of Abu Dhabi in 1976 as an independent investment institution.

2. Platinum International Investment Holding RSC Limited is a restricted scope company organized under the laws of the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates

3. Platinum Falcon B 2018 RSC Limited is a restricted scope company organized under the laws of the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- Abu Dhabi Investment Authority: /s/ Hamad AlDhaheri, Hamad AlDhaheri / Authorized Signatory (10/26/2026)
- Abu Dhabi Investment Authority: /s/ Ahmed AlNeyadi, Ahmed AlNeyadi / Authorized Signatory (10/26/2026)
- Platinum International Investment Holding RSC Limited: /s/ Mohamed AlMazrouei, Mohamed AlMazrouei / Authorized Signatory (10/26/2026)
- Platinum International Investment Holding RSC Limited: /s/ Ahmed AlNeyadi, Ahmed AlNeyadi / Authorized Signatory (10/26/2026)
- Platinum Falcon B 2018 RSC Limited: /s/ Mohamed AlMazrouei, Mohamed AlMazrouei / Authorized Signatory (10/26/2026)
- Platinum Falcon B 2018 RSC Limited: /s/ Ahmed AlNeyadi, Ahmed AlNeyadi / Authorized Signatory (10/26/2026)